March 26, 2015

United States
Securities and Exchange Commission
Washington, D.C. 20549
Tia L. Jenkins, Senior Assistant, Chief Accountant
Office of Beverages, Apparel, and Mining

James A. Briscoe
Chief Executive Officer
Liberty Star Uranium & Metals Corp.
5610 E. Sutler Lane
Tucson, AZ 85712

Re: Liberty Star Uranium & Metals Corp
Form 10-K for the Fiscal Year Ended January 31, 2014
Filed May 16, 2014
Response dated February 12, 2015
File No. 000-50071

Dear Tia L. Jenkins:

In regard to your letter request for additional information requests to better understand our disclosures, Liberty Star submits the following responses.  The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended January 31. 2014
Properties, page 8
North Pipes Super Project. page 9

1.
We note your response to comment 1 indicating all your North Pipe mining claims are unpatented federal lode mining claims and a BLM file regarding these claims was provided on the supplemental CD. We also note your statement that this information is confidential and may not be disclosed despite being publicly available on the U.S. Bureau of Land Management BLM) website.

We reissue comment 1, please amend your filing clarifying whether your mining claims for your material properties, such as the North Pipes, Big Chunk, Tombstone, and East Silverbell are patented or unpatented federal lode mining claims, describing the option agreements with JABA, providing identifying information such as claim names for all your material properties, and disclosing the area of your claims and mineral leases, either in hectares or in acres.

Response: We will amend our filing to clarify your requests as follows:

For North Pipes, page 9:

North Pipes Super Project (“North Pipes” and “NPSP”):
We hold a 100% interest in 376 (unpatented) Federal lode mining claims strategically placed on the Arizona Strip. The 376 unpatented Federal lode mining claims with an area of 7,761 acres include breccia pipe targets (“Pipes”). Breccia pipes are cylindrical formations in the earth’s crust sometimes identified by a surface depression, or surface bump or no visible surface expression at all, and contain a high concentration of fragmented rock “breccia” sometimes cemented by uranium and other minerals.

North Pipes-AZ Claims
23 BC Claims	8 JN Claims	6 SA Claims
2 BP Claims	10 JT Claims	56 SG Claims
7 BR Claims	29 LA Claims	14 SR Claims
1 BT Claim	3 LC Claims	28 ST Claims
2 CV Claims	14 LR Claims	3 VP Claims
4 FT Claims	9 NT Claims	9 WB Claims
14 GN Claims	12 PE Claims	2 WC Claims
7 GP Claims	7 RC Claims	11 WR Claims
8 HC Claims	44 RW Claims	2 WS Claims
3 HR Claims	32 RX Claims	6 WZ Claims
376 Claims - 7,761 Acres

For Big Chunk, page 10:

Big Chunk Super Project (“Big Chunk”) – Location, claims, geology and technical studies:
We hold a 100% interest in 54 State mining claims in the Iliamna region of Southwestern Alaska with an area of 7,680 acres, located on the north side of the Cook Inlet, approximately 265 miles southwest of the city of Anchorage, Alaska.

Big Chunk-AK Claims
BC 641 - BC648	BC 767 - 768
BC 677	BC 787
BC 684 -691	BC 797 -798
BC 713	BC 817 - 818
BC 720- 721	BC 822
BC 727	BC 837 - 838
BC 757
54 BC Claims- 7,680 acres

For Tombstone, page 12:

Tombstone Super Project (“Tombstone”):

We hold 99 unpatented standard Federal lode mining claims with an area of 1878.68 acres located due east and southeast of the town of Tombstone, Arizona. We also hold unpatented Arizona State Mineral Exploration Permits (MEPs) covering 7,515 acres in the same area. We also hold an option to explore 33 unpatented standard Federal lode mining claims (684 acres out of the total 1878.68 acres) located in the same region. On April 29, 2008 Liberty Star announced that it had leased, with an option to purchase, three properties from JABA US Inc. in Arizona and Nevada, USA.  Liberty Star President James A. Briscoe controls JABA US INC and Dr. J. M. Guilbert, Director of the Company, holds a small stock position as well.  The properties in Arizona are part of the Tombstone and the 26 claims East Silver Bell projects. The option covering the property in Nevada was sold in October, 2008 to NPX Metals. Proceeds from that sale were loaned immediately back to Liberty Star by Mr. Briscoe. For the remaining claims, according to the option agreement, Liberty Star can earn up to 100% interest by keeping up annual assessment work and spending $175,000 in exploration expenditures on the properties between April 2008 and January 1, 2011. This provision payment of Assessment and related expenses has been met and option agreement has been maintained over the Tombstone and East Silver Bell Claims.

LIBERTY STAR TOMBSTONE-AZ	JABA Optioned Claims
Federal Unpatented Claims
Claim Names
HM 87-143	TS 125- 152
TS 168-176	TS 163- 167
Claim Acreage
57 HM Claims- 1095.18 acres	33 TS Claims- 684 acres
9 TS Claims- 99.5 acres

State Exploration Permits
15 State MEP's- 7,515 acres

For East Silverbell, page 13:
East Silverbell Porphyry Copper Project (“East Silverbell” or “ESB”):
Located northwest of Tucson, Arizona, the claims currently are within the Ironwood National Monument, which was established after the claims were staked and validated by numerous drill holes in addition to extensive technical studies. We plan to ascertain whether the East Silver Bell claims possess commercially viable deposits of copper. We hold an option to explore 26 unpatented standard Federal lode mining claims with an area of 536.03 acres located in the same region. The optioned mineral claims are owned by JABA US Inc., a corporation in which two of our directors are owners.” On April 29, 2008 Liberty Star announced that it had leased, with an option to purchase, three properties from JABA US Inc. in Arizona and Nevada, USA.  The properties in Arizona, are part of the Tombstone (and the 26 claims) East Silverbell projects. The option covering the property in Nevada was sold in October, 2008 to NPX Metals, and the proceeds were paid by JABA US Inc. as a loan to Liberty Star.   According to the option agreement, Liberty Star can earn up to 100% interest by keeping up annual assessment work and spending $175,000 in exploration expenditures on the properties between April 2008 and January 1, 2011. This provision has been met for the assessment work and other related expense payments, and even though the work commitment is now in arrears the option agreement has been maintained over the Tombstone and East Silver Bell Claims.

JABA Optioned Properties
East Silver Bell-AZ Claims
ESB 180-191
ESB 193
ESB 195
ESB 238
ESB 240
ESB 242-245
ESB 247-251
ESB 301
26 ESB Claims- 536.03 acres

2.
We note your response that location information was provided on the supplemental CD for your North Pipes property and your statement the information is confidential and may not be disclosed. We reissue comment 2, please amend your filing and describe within your filing the location of your material mineral properties, such as the North Pipes, Big Chunk, Tombstone, and East Silverbell properties. Please note much of this information is available on your company website and other public websites.

Response: We will amend our filing to reflect your requests as follows:

North Pipes, page 9 –North Pipes is located on the Arizona Strip, which is located approximately 10 miles south of the town of Fredonia, AZ. Access is by Hwy 389 and various dirt roads, some of which are maintained and some that are very primitive. 4WD vehicles are necessary for the primitive dirt roads. Some of the claims cannot be driven to and require hiking to their location or under an approved plan of operation it is possible to create an access road.

Big Chunk, page 10 –Big Chunk is in the Iliamna region of Southwestern Alaska, located on the north side of the Cook Inlet, approximately 265 miles southwest of the city of Anchorage Alaska. Two or more Air Taxi services connect to the village of Iliamna roughly 240 miles distant.  At Iliamna, approximately 27 miles southeast of Big Chunk, there is a major regional airport, Fixed Base Operator (FBO), fuel, both jet and gas are available, as well as bush planes and sometimes helicopters for rent with pilot. Air is the only practical way to the property either by float plane, ski plane in the winter, or helicopter. Ground travel is unsafe and impractical in the summer because of a dense population of black bears, grizzly bears, bogs and small lakes.  During the winter access could be made by snow machine though it would be a rugged trip.

Tombstone, page 12 – Tombstone properties are located due east and southeast of the town of Tombstone, Arizona. The Walnut Creek Project is located immediately east of the town of Tombstone. The Hay Mountain Project is located 6.5 miles southeast of Tombstone; access is by Hwy 89 and Davis Rd.

East Silverbell, page 13- Located approximately 30 miles northwest of Tucson, Arizona, and 18 miles from the Avra Valley road off ramp and then 18 miles west, just north of that road on good dirt roads – accessible with a 2 wheel drive vehicle the claims currently are within the Ironwood Forest National Monument, which was created after the claims were staked, underwent detailed geochem and geophysical studies and drilled with numerous drill holes revealing a mineralized body.

3.
We note your response to comment 3 that you provided a map of your North Pipe claim group with your supplemental CD. We reissue comment 3 please amend your filing and provide location maps of all your material properties, such as the North Pipes, Big Chunk, Tombstone, and East Silverbell properties.

Response: We will amend our filing to provide the following location maps for each material property.

Big Chunk Super Project. Page 10

4.
We note your response to comment 5 that your exploration plans are limited due to funding restrictions for your Big Chunk and Tombstone properties. We re-issue comment 5 please modify your filing and disclose the exploration plans for all your material properties, such as the North Pipes, Big Chunk, Tombstone, and East Silverbell properties.

Response: We will amend the 10K for the year ending January 31, 2014 to comply with the request as follows:

North Pipes, page 9 – We plan to ascertain whether our North Pipes claims possess commercially viable deposits of uranium. Due to the moratorium of location of lode mining claims on the Arizona Strip and the low price of U3O8 we have no current exploration plans and will not until the uranium price increases and the moratorium expires in about 15 years. We intend to hold a strategic position until such time that it is economically feasible to mount a new drilling program. We want to take advantage of more than a million dollars of exploration data which was acquired by Liberty Star when uranium prices were higher and before the moratorium was instituted.

Big Chunk, page 10 – We plan to ascertain whether the Big Chunk claims possess commercially viable deposits of copper, gold, molybdenum, silver, palladium, rhenium and zinc. Due to decisions made by the EPA regarding the nearby Pebble Deposit we have no immediate exploration plans, however, we intend to hold our land position until such a time we determine it is clear that exploration is economically viable again.

Tombstone, page 12 – At Hay Mountain, we plan to ascertain whether the HM lode mining claims and  AZ MEPs possess commercially viable deposits of copper, gold, molybdenum, silver, zinc, rare earth metals and other valuable metals. We have a phased exploration plan that involves diamond core drilling of multiple holes over targets determined by analysis of geochemical sampling and ZTEM electromagnetic and magnetic survey. Initial phase 1 drilling is planned to take approximately one year. Should results indicate the viability of the project, additional phased work, both exploration and development, is planned over the course of seven total years to define the nature and size of an ore body(s) and move toward mining.   Any exploration plans are dependent on acquiring suitable funding. No part of the phased program is currently funded.

East Silverbell, page 13- We plan to ascertain whether the East Silverbell claims possess commercially viable deposits of copper. Due to difficulty of doing work on the Ironwood Forest National Monument, which was created after drill definition of a mineral body on our claims, we are negotiating with an adjacent fee-simple, land-owner on which half of the mineral zone lies, to explore in detail to develop a viable ore body.

5.
We note your response to comment 6 that your sampling protocols are included on the supplemental CD. We re-issue comment 6 please amend your filing and disclose the sampling protocols for all your material Properties, such as the North Pipes, Big Chunk, Tombstone, and East Silverbell properties.

Answer: We will amend our filing to disclose the sampling protocols for all our material properties as follows:

Sampling Protocols for all projects - Liberty Star trains all employees/contractors conducting sample collection to use a handheld digital mobile device to record all aspects of each individual sample. The handheld mobile device leads the sampler through a series of dropdown menu windows with various description capabilities and the ability to record a GPS coordinate. Data from the device is uploaded to our database daily. Liberty Star also uses professionally created video training to teach samplers the proper techniques of obtaining a proper sample whether it is soil, rock or vegetation and instruction on avoiding contamination. After samples are collected they are stored in a secure location under lock and key until they are shipped via FedEx or UPS using chain of custody guidelines to a professional sample prep lab in Washoe Valley, Nevada run by Shea Clark Smith, MSc/ Geochemist. Mr. Smith prepares the samples by crushing, mixing, pulverizing and homogenizing. Then a 200 gram sample is scientifically split for shipment to a Certified Assay Laboratory, of each original sample. Standards, blanks and duplicates are added to the sample stream, including such Quality Assurance Quality Control (QA/QC) every 10th assay sample.   Before being sent to a certified assay lab using ICP-MS analysis the samples are randomized. Once Liberty Star gets the analysis data back from the laboratory, checks for quality assurance and control are made using data from the blanks, standards and duplicates. The results are sent to Liberty Star by email and a paper copy mailed for verification and as a permanent record. The data are then de- randomized and processed for interpretation by various software programs designed for the purpose.

6.
We note your response to comment 7 that your technical reports are only formatted as proscribed by National Instrument 43-101 and that you do not trade securities in Canada. We reissue comment 7 please modify your filing and provide language clarifying that your National Instrument 43-101 formatted reports have not been filed on SEDAR for review by the Canadian authorities or reclassify them as geologic reports. This would apply to all National Instrument 43-101 reports for your material properties such as the North Pipes, Big Chunk, Tombstone, and East Silverbell properties.

Response: We will amend the 10K for the year ending January 31, 2014 to comply with the request as follows:

Big Chunk, page, 10 – In 2011, the Company engaged the international firm of SRK Consulting, Engineering and Scientist of Tucson (“SRK”) through its Tucson, Arizona office to prepare a “Technical Report in the same format of the internationally accepted Canadian National Instrument NI 43-101”. Because the Company’s stock does not trade on any Canadian stock exchanges, this Technical Report was not submitted to SEDAR, the electronic system for the official filing of documents by public companies and investment funds across Canada.

Tombstone, page 13 – Technical Report: In mid-March 2011, Liberty Star contracted SRK to prepare three (3) Technical studies and Reports in a form similar to mineral reports prescribed under NI 43-101. Members of SRK’s engineering/scientific staff supervised by a Qualified Person as defined under NI 43-101 and SRK’s Tucson Office Principal Geologist, Corolla Hoag, and geologist Dr. Jan Rasmussen have visited the Tombstone property. This information was combined with historic technical reports going back to 1878 and more recent data up to August 2011 (the date of their reports). The three Technical Reports are entitled: (1) Walnut Creek Exploration Report, Tombstone District, Arizona –August 31, 2011, 147 pages; (2) The Tombstone Caldera South Exploration Report, Tombstone District, Arizona –August 31, 2011, 144 pages; and (3) Hay Mountain Exploration Report, Tombstone District, Arizona – August 31 2011, 155 pages. Because the Company’s stock does not trade on any Canadian stock exchanges, these three Technical Reports were not submitted to SEDAR, the electronic system for the official filing of documents by public companies and investment funds across Canada.

Forms l0-Q for the Fiscal Quarters Ended July 31. 2014 and October 31. 2014

Controls and Procedures

7.
We note your response to our prior comment 8 that that your disclosure controls and procedures were effective beginning with the quarter ended July, 31, 2014. However, your response does not explain how you remediated the material weakness relating to your lack of segregation of duties. Therefore, we partially reissue our comment. In forming your conclusion, please tell us how you considered the material weakness regarding lack of segregation of duties that you identified in your assessment of internal control over financial reporting as of January 31, 2014. Please revise your disclosures regarding changes in your internal control over financial reporting and corrections of material weaknesses, as appropriate. Alternatively, please amend your Forms 10-Q for the periods ended July 31, 2014 and October 31, 2014 to disclose, if true, your disclosure controls and procedures were not effective as of July 31, 2014 and October 31, 2014 respectively.

Response:  Controls and Procedures – Segregation of duties

As noted in our response dated February 12, 2012, we believe we have remediated the material weakness relating to our lack of segregation of duties. Previously, there was a lack of segregation of duties due to the small size of the Company, specifically, the small number of individuals involved in recording transactions and preparing the financial statements.

To remediate this weakness, the Company hired a consulting firm in the quarter ended April 30, 2014 to assist with the duties of measuring and recording derivative related transactions.  We also hired a new outside accounting advisor (a CPA) in the quarter ended July 31, 2014 to assist with the duties of recording transactions and preparing financial statements.  This segregation of duties of measuring and recording transactions and preparation of the financial statements, along with the review process between parties, mitigates the risk of undetected errors occurring in our financial statements.

Accordingly, we believe we have corrected this material weakness and believe that our disclosure controls and procedures were effective beginning with the quarter ended July 31, 2014.
We will revise our disclosures to include these changes to our internal control over financial reporting and the correction of the material weakness in our Form 10-K for the year ended January 31, 2015.

Very Truly Yours,

/s/ James A. Briscoe

James A. Briscoe
CEO
Liberty Star Uranium & Metals Corp.